UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company Corporate Taxpayer´s Registry No. 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. (Bradesco or Company), informs its shareholders and the market in general that the Board of Directors, in a meeting held today, approved the payment of supplementary dividends, relating to 2019, in the amount of R$490,918,326.17, being R$0.058213963 per common share and R$0.064035359 per preferred share, without Withholding Income Tax, according to terms of Article 10 of Law No. 9,249/95.

The shareholders registered in the Company’s Books on this date shall be benefited and the shares will be traded “ex-right” to the supplementary dividends as of February 18, 2019.

The dividends will be paid on February 28, 2020, as follows:

•     shareholders whose shares are deposited with the Company and whose registration and bank details are up to date, will have the checking accounts in the financial institutions indicated by them credited; and

•     shareholders whose shares are deposited with B3 S.A. - Brasil, Bolsa, Balcão, will receive their payment through the institutions and/or brokers who maintain their positions in custody.

The shareholders whose details are not up to date should go to the Bradesco branch of their choice, bearing their individual taxpayer’s ID, identity document and proof of residence, in order to update their registration details and receive the amounts to which they are entitled.

Following, a statement of the amounts paid and payable relating to 2019:

Amounts Paids	R$
- Monthly interest on shareholders’ equity paid from February/2019 to January/2020	1,672,857,991.59
- Interim interest on shareholders’ equity of the first semester declared on June 28, 2019 and paid on July 15, 2019	1,455,000,000.00
- Supplementary interest on shareholders’ equity declared on December 19, 2019 and paid on December 30, 2019	4,245,000,000.00
Subtotal - amounts paid	7,372,857,991.59
Amounts Payable	R$
- Supplementary dividends declared on this date (2.17.2020), to be paid on February 28, 2020	490,918,326.17
Total	7,863,776,317.76

Publicly Held Company Corporate Taxpayer´s Registry No. 60.746.948/0001-12

Notice to Shareholders

Per share in R$

Gain:	Type	Common	Preferred
Interest on shareholders’ equity	monthly	0.206997912	0.227697708
	Interim of the first semester	0.172536471	0.189790118
	supplementary	0.503379600	0.553717560
Dividends	supplementary	0.058213963	0.064035359
Total		0.941127946	1.035240745

Considering the R$8.000.000.000,00 paid on October 23, 2019 as extraordinary dividends, using part of the balance of the “Profit Reserves – Statutory” account, added to the amount of R$7,863,776,317.76, corresponding to 2019, the total remuneration to the shareholders is R$15,863,776,317.76.

Cidade de Deus, Osasco, SP, February 17, 2020

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

./.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 17, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.